Exhibit 99.1

GOLD STANDARD EXPANDS THE NEW DIXIE DEPOSIT IN NEVADA’S CARLIN TREND

Standout drill intercepts include 118.9m of 0.61 g Au/t and 137.2m of 0.53 g Au/t

February 12, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported Phase 2 results from 18 reverse-circulation (“RC”) drill holes and one core hole at the Dixie Deposit and the Arcturus target on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.

Two RC holes at Dixie intersected thick, vertically-continuous zones of gold mineralization hosted in pervasively altered and variably oxidized Pennsylvanian-Permian (“Penn-Perm”) debris flow conglomerate and calcarenite - - the same host section as the Dark Star deposit approximately four km to the north. DX18-19 intersected 118.9m of 0.61 g Au/t, including two higher-grade zones of 10.7m of 1.49 g Au/t and 15.2m of 1.32 g Au/t. DX18-26 intersected 137.2m of 0.53 g Au/t including 9.1m of 1.26 g Au/t (refer to Dixie plan and section maps at the following link: https://goldstandardv.com/lp/dixie-feb12-2019-drillmaps/ ). These are the thickest intercepts drilled to date at Dixie, once again confirming the host potential of the Penn-Perm carbonate rocks and the abundance of exploration opportunities in the Railroad District.

The 2018 drilling tested new targets west, north and south of Dixie where favorable Penn-Perm carbonate rocks are altered, folded and crosscut by dike-filled faults. The 26 holes completed in 2018 represent the first systematic drilling ever undertaken at Dixie, which lies within the highly prospective north-striking Dark Star Corridor. Based on Gold Standard’s drilling, gold mineralization at Dixie extends for approximately 2,000m (north-south along strike) by 500m (east-west), and remains open in all directions for potential expansion of the deposit.

Jonathan Awde, CEO and Director of Gold Standard commented: “Dixie is beginning to take shape as another valuable discovery by Gold Standard. Although more work needs to be done, the Dixie deposit is growing in size and grades appear to be improving to the north. Historically, the more we learn about deposits like Dixie, the more we find and the better they get. We also expect to make additional new discoveries in this year’s program.”

Key Highlights from Dixie:

  DX18-19 intersected 118.9m of 0.61 g Au/t, including two higher-grade zones of 10.7m of 1.49 g Au/t and 15.2m of 1.32 g Au/t in favorable Penn-Perm debris flow conglomerate and calcarenite.
  Mineralization occurs in the immediate footwall of a quartz porphyry dike-filled fault corridor. DX18-19 along with DX18-26 (this release – see below) and DX18-06 (67.1m of 1.05 g Au/t – see June 13, 2018 news release) confirm the vertical and lateral continuity of the gold mineralization, with locally higher-grade intervals exceeding 1.0 g Au/t.

  DX18-26 intersected 137.2m of 0.53 g Au/t including 9.1m of 1.26 g Au/t and 6.1m of 1.02 g Au/t, approximately 100m south of DX18-19. Mineralization remains open along strike.

  DX18-24 intersected 18.3m of 0.92 g Au/t, including 9.1m of 1.29 g Au/t, in favorable Penn-Perm calcarenite west of DX18-26. Shallow mineralization occurs proximal to quartz porphyry dikes and begins within 90m of the current topographic surface.

  On the north end of Dixie, DX18-21 intersected 65.5m of 0.39 g Au/t, including 9.1m of 1.14 g Au/t in favorable Penn-Perm debris flow conglomerate and calcarenite. Gold mineralization begins approximately 80m below the current topographic surface.

  Visual logging of the RC cuttings indicates that the thickness and intensity of oxidation increase to the north. AuCN test results indicate the significant drill intercepts are comprised of zones of both oxide and reduced mineralization. AuCN ratios are a first-pass estimate of the potential gold recovery and ratios >60% are indicative of oxide material. Further metallurgical work is required.

  Five holes (DX18-14, -15, -16, -17 and -22) were completed into the new Arcturus target, approximately 750m west of the Dixie deposit. These are the first holes testing a large area of alteration and favorable structure. No significant results were reported.

Dixie drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DX18-08	RC	90	-75	530.4	164.6-227.1	62.5	0.38
					230.2-275.9	45.7	0.28
DX18-09	RC	90	-75	428.2	125.0-146.3	21.3	0.40
					150.9-198.2	47.3	0.31
					218.0-227.1	9.1	0.20
DX18-10	RC	90	-70	605.0	103.6-140.2	36.6	0.49
Including					125.0-132.6	7.6	1.21
DX18-11	RC	90	-70	446.5	112.8-135.7	22.9	0.51
					179.9-222.6	42.7	0.43
DX18-12	RC	90	-60	461.8	74.7-102.1	27.4	0.36
Including					96.0-100.6	4.6	1.01
					161.6-189.0	27.4	0.35
Including					184.4-189.0	4.6	1.12
DX18-13	RC	90	-70	518.2	117.4-138.7	21.3	0.38
					160.0-176.8	16.8	0.62
Including					170.7-175.3	4.6	1.57
					184.5-198.2	13.7	0.25
DX18-14	Core	270	-45	475.8	No assays >0.14 g Au/t
DX18-15	RC	90	-60	307.8	No assays >0.14 g Au/t
DX18-16	RC	270	-60	231.6	No assays >0.14 g Au/t
DX18-17	RC	270	-60	534.9	No assays >0.14 g Au/t
DX18-18	RC	45	-50	446.5	128.0-205.7	77.7	0.39
					214.9-243.9	29.0	0.52
DX18-19	RC	135	-50	426.7	138.7-257.6	118.9	0.61
Including					170.7-181.4	10.7	1.49
Including					207.3-222.5	15.2	1.32
DX18-20	RC	270	-80	349.0	64.0-68.6	4.6	0.24
					83.8-88.4	4.6	0.30
					160.1-192.1	32.0	0.41
Including					187.5-190.6	3.1	1.34
					207.3-225.6	18.3	0.19
DX18-21	RC	90	-75	502.9	70.1-77.7	7.6	0.30
					88.4-153.9	65.5	0.39
Including					141.8-150.9	9.1	1.14
					158.5-163.1	4.6	0.30
DX18-22	RC		-90	376.4	No assays >0.14 g Au/t
DX18-23	RC	90	-75	423.7	73.1-114.3	41.2	0.31
					132.6-143.3	10.7	0.19

DX18-24	RC	270	-80	324.6	71.6-77.7	6.1	0.19
					94.5-112.8	18.3	0.92
Including					102.1-111.2	9.1	1.29
DX18-25	RC	45	-50	464.8	193.6-224.1	30.5	0.24
					240.9-248.5	7.6	0.28
DX18-26	RC	135	-50	449.6	143.3-280.5	137.2	0.53
Including					193.6-202.7	9.1	1.26
Including					227.1-233.3	6.1	1.02
					292.7-303.4	10.7	0.17
					315.5-333.8	18.3	0.25

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Mike Harp, Gold Standard’s Project Geologist at Dixie commented: “The Phase 2 drill program at Dixie was designed to expand on the higher-grade intercepts and oxide zones identified in the Phase 1 drill program. Phase 2 results are starting to indicate a robust gold system, with good continuity, extending over a 2km strike length. Dixie hosts thicker, Dark Star-like mineralized intercepts near high-angle, dike-filled structures. The Phase 2 drilling also identified additional oxide zones on the northern portion of Dixie where wide-spaced drill intercepts remain open to the north for expansion. With the enhanced understanding of structural controls on mineralization at Dixie and Dark Star, exploration can focus on testing the vertical extent of mineralization at Dixie and applying these concepts to newly identified targets along the greater 12km strike length of the Dark Star Corridor.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV or American Assay Laboratories Inc. in Sparks, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC, or remained with American Assay Laboratories Inc. in Sparks, NV. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of the Pinion and Dark Star gold deposits has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. This resource will be re-estimated this year to include drill results from 2018.

The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. This resource will also be re-estimated this year to include highly favourable 2018 drill results.

The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com